                               AMENDMENT NUMBER 1

                                       TO

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Insituform Technologies, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   457667-10-3
                                 (CUSIP Number)

             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

CUSIP No. 457667-10-3

(1)      Names of Reporting Persons:        Richard L. Kinsel, Jr.
         ----------------------------------------------------------------------------------------------------------

         S.S. or I.R.S. Identification Number:        ###-##-####
         ----------------------------------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member       (a)
                                                     --------------------------------------------------------------
         of a Group (See Instructions)
                                                     (b)
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(3)      OTS Use Only
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(4)      Citizenship or Place of Organization:       United States
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Number of Shares           (5)      Sole Voting
Beneficially Owned                  Power                      522,167
                                    -------------------------------------------------------------------------------
By Each Reporting
Person With                (6)     Shared Voting
                                   Power                      -0-
                                   --------------------------------------------------------------------------------
                           (7)     Sole Dispositive
                                   Power                      522,167
-------------------------------------------------------------------------------------------------------------------

                                    (8)     Shares Dispositive
                                            Power                      -0-
----------------------------------------------------------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by
         Each Reporting Person:                                        522,167
----------------------------------------------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)
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(11)     Percent of Class Represented by Amount
         in Row (9)                                                    1.97%
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(12)     Type of Reporting Person
         (See Instructions)                                            IN
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CUSIP No. 457667-10-3

                             SCHEDULE 13G

1(a)     Name of Issuer:
         Insituform Technologies, Inc.

1(b)     Address of Issuer's Principal Executive Offices:
         702 Spirit 40 Park Drive
         Chesterfield, MO 63005

Item 2(a)          Name of Person Filing
                   Richard L. Kinsel, Jr.

Item 2(b)          Address of Principal Business Office or, if none, Residence
                   8121Broadway, Suite 300
                   Houston, Texas 77061

Item 2(c)          Citizenship
                   United States

Item 2(d).         Title of Class of Securities
                   Class A Common Stock, $0.01 par value

Item 2(e).         CUSIP No.
                   457667-10-3

         Item 3. If this statement is filed pursuant to Rule 13d-1(b) or
13d-2(b), check whether the person filing is a:

         (a) |_|Broker or Dealer registered under Section 15 of the Act
         (b) |_|Bank as defined in Section 3(a)(6) of the Act
         (c) |_|Insurance Company as defined in Section 3(a)(19) of the
                Act
         (d) |_|Investment Company registered under Section 8 of
                the Investment Company Act (e) |_|Investment Adviser
                registered under Section 203 of the Investment Advisers Act of
                1940
         (f) |_|Employee Benefit Plan, Pension Fund which is subject to the
                provisions of the Employee Retirement Income Security Act of 1974 or
                Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
         (g)  |_|Parent Holding Company, in accordance withss.240.13d-1(b)(ii)(G) (Note: See Item 7)
         (h)  |_|Group, in accordance withss.240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership

         (a)-(c)   As of March 1, 2002, the Reporting Persons beneficially owned the number and percentage of Shares of the Issuer set forth below:

  Number of Shares      Percentage of    Sole Voting Power    Shared Voting    Sole Dispositive        Shared
  ----------------       Outstanding     -----------------        Power              Power        Dispositive Power
                         Shares 1                                 -----              -----        -----------------
                         --------
      522,167               1.97%             522,167              -0-              522,167              -0-

Item 5.           Ownership of Five Percent or Less of a Class

                  See above.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired    the Security
                  Being Reported on By the Parent Holding Company

                  Not applicable

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

--------------------------

     1 Based upon information available to the Reporting Person, the number of shares of Class A Common Stock issued and outstanding as of February 26, 2002 was 26,503,585.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 6,  2002                /s/ Richard L. Kinsel, Jr.
                                        --------------------------
                                         Richard L. Kinsel, Jr.